UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 16, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

American Express Issuance Trust
File Nos. 333-130522-01 and 333-121895-03

American Express Receivables Financing Corp V LLC
File Nos. 333-130522 and 333-121895-02

CF#30917

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American Express Issuance Trust and American Express Receivables Financing Corp V LLC submitted an application under Rule 406 and Rule 24b-2 requesting an extension of prior grants of confidential treatment for information they excluded from the Exhibits to a Form S-3 filed on March 2, 2006 and Forms 8-K filed August 22, 2006, November 3, 2009 and February 2, 2012.

Based on representations by American Express Issuance Trust and American Express Receivables Financing Corp V LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| Exhibit | to Form | Filed on | Confidential Treatment Granted |
|---------|---------|----------|--------------------------------|
| 4.13 | S-3 | March 2, 2006 | through October 31, 2016 |
| 10.1 | 8-K | August 22, 2006 | through October 31, 2016 |
| 10.1 | 8-K | November 3, 2009 | through October 31, 2016 |
| 10.1 | 8-K | February 2, 2012 | through October 31, 2016 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary